UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 October 2006
Number 29/06

BHP BILLITON ANNOUNCES NEW STAINLESS STEEL MATERIALS PRESIDENT

BHP Billiton announced today the appointment of Jimmy Wilson as President of its Stainless Steel Materials Customer Sector Group. In this role Mr. Wilson will have responsibility for all aspects of BHP Billiton's Stainless Steel Materials businesses, including strategy, operations, and delivering growth within our strategic framework.

Mr. Wilson will replace Mr. Chris Pointon, who has announced his retirement from the company. Mr. Wilson will be located in Perth, Australia, and will join BHP Billiton's Executive Committee.

Mr Wilson has extensive experience in the metals and mining industry and prior to this appointment was President and COO of Nickel West. In this role, he successfully managed the integration of the former WMC nickel assets into BHP Billiton. Roles held prior to this include President and COO, Samancor Chrome and General Manager Bayside Aluminium. Mr Wilson holds a BSc Mechanical Engineering degree from the University of Natal, South Africa and has been with BHP Billiton for over 14 years.

Mr Wilson will be replaced as President and COO for Nickel West by Marcelo Bastos. Mr Bastos was previously President and COO, Cerro Matoso based in Colombia. He will have overall responsibility for BHP Billiton's Nickel West business and will report to Mr Wilson. Mr Bastos holds a Mechanical Engineering degree from Universidade Federal de Minas Gerais (UFMG) and an MBA from Fundacao Dom Cabral (INSEAD associated). In taking up his new role, Mr Bastos will relocate from Colombia to Perth, Australia.

Commenting on the changes, Marius Kloppers, Group President of Non-Ferrous Materials for BHP Billiton said, "Chris Pointon has done an outstanding job building our nickel business over the past nine years. The highlight was last year's completion of the acquisition of WMC and the successful integration of their nickel business into BHP Billiton. With Chris' retirement, the promotion of Jimmy and Marcelo represents the appointment of the next tier of our Stainless Steel Materials management team and indicates the depth of management talent within BHP Billiton."

The changes will be effective 1 January 2007.

Biographical details of Jimmy Wilson and Marcelo Bastos attached.

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BIOGRAPHICAL DETAILS - JIMMY WILSON

BACKGROUND INFORMATION

Mr. Jimmy Wilson (44) has been appointed President of Stainless Steel Materials effective 1 January 2007.

Jimmy has extensive experience in the metals and mining industry and prior to this appointment was President and COO of Nickel West. He was appointed to this role in June 2005.

Jimmy successfully managed the integration of the former WMC nickel assets into BHP Billiton. Roles held prior to this include President and COO, Samancor Chrome and General Manager Bayside Aluminium. Jimmy holds a BSc Mechanical Engineering degree from the University of Natal, Durban, South Africa and has been with BHP Billiton for over 14 years.

Prior to the General Manager role at Bayside Jimmy held a number of operational roles. He has also worked in the gold industry in South Africa for Anglo American.

CAREER
President and COO, Nickel West, BHP Billiton 2005-2006; President, Samancor Chrome, BHP Billiton 2001-2005; General Manager, Bayside Aluminium, Billiton 1996-2001; HR Manager, Bayside, Billiton 1996-1996; Reduction Manager, Bayside Aluminium, Billiton 1995-1996; Reduction Services Manager, Bayside Aluminium, Billiton 1992-1995; Earlier Career History included the following roles Assistant Engineer, Relief Section Engineer, Maintenance Trainee for Anglo American.

PERSONAL
BSc Mechanical Engineering, University of Natal, Durban, South Africa
Government Certificate of Competency Mines and Works Act
International Consortium (Boeing, ABB, ABNAmro, BHP Billiton)
Jimmy is South African, married with two children and fluent in English and Afrikaans.

BIOGRAPHICAL DETAILS - MARCELO BASTOS

BACKGROUND INFORMATION
 Mr. Marcelo Bastos (43) has been appointed President and COO for Nickel West, BHP Billiton, effective 1 January 2007 and will have overall responsibility for BHP Billiton's Nickel West business.

Marcelo was previously President and COO, Cerro Matoso and Nickel Americas for BHP Billiton, based in Colombia. Before that he was Non Ferrous Operations Director for CVRD.

Marcelo has extensive experience in the development and operations of major projects (Iron Ore, Gold, Copper and Nickel) and company management experience in the metals and mining industry in Latin America.

Marcelo holds a Mechanical Engineering degree from Universidade Federal de Minas Gerais (UFMG) specialising in Thermal Engineering and an MBA from Fundacao Dom Cabral (INSEAD associated).

CAREER
President and COO, Nickel Americas, Cerro Matoso, BHP Billiton 2004-2006; Director Non Ferrous Operations for Companhia Vale do Rio Doce (CVRD) 2002-2004; General Manager Iron Ore, Carajas Mines Brazil 1999-2002; Production Manager of Iron Ore Plant, Caue Mine Brazil 1996-1999; Gold Operations Manager, Minas Gerais State Brazil (1994-1995); Maintenance and Operations Manager, Iron Ore, Conceicao Mine Brazil (1990-1994); Maintenance Engineer, Iron Ore, Conceicao Mine Brazil 1986-1990; Maintenance Assistant, Iron Ore, Conceicao Mine Brazil 1985-1986.

PERSONAL
Mechanical Engineering degree from Universidade Federal de Minas Gerais (UFMG), Brazil

MBA from Fundacao Dom Cabral (INSEAD associated)

Senior executive trainings in Columbia University and Kellogg Business School - USA

Marcelo is Brazilian, married and fluent in English, Portuguese and Spanish.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 27 October 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary